Exhibit 1
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FOR IMMEDIATE RELEASE                                               19 June 2007


                              WPP GROUP PLC ("WPP")

     GroupM acquires out of home specialist agency, Interactive TV, in India


WPP announces that its wholly-owned operating company GroupM has agreed to acquire, subject to regulatory approval, a majority stake in Interactive Television Private Limited ("Interactive TV"), a leading Indian out of home marketing agency specialising in cinema advertising and marketing in multiplexes, malls and shopping chains.

Founded in 1996, Interactive TV employs 49 people and is based in New Delhi, with offices in Chennai, Kolkata, Bangalore and Hyderabad. Clients include Maruti, Microsoft, Coca-Cola, ITC and Bharti Airtel.

Interactive TV's revenues for the year ended 31 March 2006 were INR 45.75 million, with gross assets at the same date of INR 115.90 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan            T. +44 (0)20 7408 2204
www.wpp.com
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